Exhibit 99.3

Management's Discussion and Analysis

The following Management's Discussion and Analysis ("MD&A") of the consolidated operating and financial performance of Claude Resources Inc. ("Claude" or the "Company") for the years ended December 31, 2015 and 2014 is prepared as of March 29, 2016.  This discussion is the responsibility of Management and has been prepared using International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board. This discussion should be read in conjunction with the Company's audited consolidated financial statements and notes thereto.  The Board of Directors has approved the disclosure presented herein.  All amounts referred to in this discussion are expressed in thousands of Canadian dollars, except where otherwise indicated.

Overview

Claude Resources Inc. is a gold producer with shares listed on both the Toronto Stock Exchange (TSX-CRJ) and OTCQB marketplace (OTCQB – CLGRF).  The Company also engages in the exploration and development of gold and other precious metals.

The Company's revenue generating asset is the 100 percent owned 57,600 acre (23,300 hectare) Seabee Gold Operation located in northern Saskatchewan which has two operating mines (the Seabee Mine and Santoy Mine Complex), a central milling facility, camp facilities and various regional exploration targets.  Claude also owns 100 percent of the 99,800 acre (40,400 hectares) Amisk Gold Project in northeastern Saskatchewan.  The Amisk Gold Project is located 20 kilometres southwest of Flin Flon, Manitoba and hosts the Amisk Gold Deposit and a large number of gold occurrences and prospects.

2015 Highlights

•	Record annual gold production of 75,748 ounces during 2015, a 20 percent increase from 2014;
•	Record safety and environmental performance;
•	Cash and bullion (1) increased by $28.6 million year over year to $39.8 million;
•	All-in sustaining cost per ounce of gold sold (1) of $1,122 (U.S. $878), a 14 percent decrease from 2014;
•	Secured a three year $25.0 million credit facility, significantly decreasing the Company's current cost of debt;
•	Successful drill results at Santoy Gap showing that the system continues at depth; and
•	Proven and Probable Mineral Reserve grade at the Seabee Gold Operation increased eight percent to 7.62 grams of gold per tonne.

December 31	2015	2014	Change
Financial Data
Revenue	$107,651	$87,372	23%
Production costs	$45,424	$50,211	(10%)
Cash flow from operations (1) (2)	$49,005	$26,540	85%
Cash flow from operations per share (1) (2)	$0.25	$0.14	79%
Net earnings	$32,335	$4,552	610%
Earnings per share (basic and diluted)	$0.17	$0.02	750%
Adjusted net earnings (1)	$27,898	$4,552	513%
Adjusted earnings per share (basic and diluted) (1)	$0.14	$0.02	600%

Average realized price (CDN$/oz)	$1,481	$1,392	6%
Average realized price (U.S.$/oz)	$1,158	$1,260	(8%)
Cash cost (CDN$/oz) (1)	$672	$836	(20%)
Cash cost (U.S.$/oz) (1)	$525	$757	(31%)
All-in sustaining cost (CDN$/oz) (1)	$1,122	$1,310	(14%)
All-in sustaining cost (U.S.$/oz) (1)	$878	$1,186	(26%)

Operating Data
Tonnes milled	277,368	279,597	(1%)
Head grade (grams of gold per tonne)	8.82	7.32	20%
Recovery (%)	96.28	95.67	1%
Gold produced (ounces)	75,748	62,984	20%
Gold sold (ounces)	72,699	62,772	16%

(1)	See description and reconciliation of non-IFRS measures in the "Non-IFRS Financial Measures and Reconciliations" and "Other Performance Measures and Reconciliations" sections of this MD&A.
(2)	Before net changes in non-cash operating working capital.

2015 Annual Management's Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)

goals and key performance drivers – Measuring the Company's Results

Each year, the Company sets corporate objectives that are aligned with its strategic plan. These objectives fall under its measures of success and performance against specific targets under these objectives forms the foundation for a portion of annual Executive and Manager Compensation.

	Revised 2015 Forecast	Results
Gold production (ounces)	70,000 to 75,000	Exceeded	75,748 ounces
Total cash cost per ounce	$685 to $750	Exceeded	$672
Total cash cost per ounce (U.S.$)	$535 to $600	Exceeded	$525
All-in sustaining cost per ounce	$1,065 to $1,175	Achieved	$1,122
All-in sustaining cost per ounce (U.S.$)	$830 to $920	Achieved	$878

In addition to these outstanding production and cost results, the Company strives to protect the safety and health of its employees and the environment it operates in.  Claude continues to look for ways to implement and improve processes to increase Safety, Health and Environmental performance.

During 2015, the Company continued to pursue best practices in the areas of Safety, Health and the Environment and its stated goal of "Mission Zero".  Claude has expanded its Safety, Training and Environment Departments as well as retained external professionals to conduct periodic reviews of its work practices, workplaces and management systems.  As part of Claude's commitment towards "Zero Injury" and "Zero Environmental Exceedence", the Company has established operational objectives of reducing these incidents year over year.

To measure its objectives relating to Safety, Health and the Environment, the Company utilizes a Safety, Health and Environment Managements System ("SHEMS").  For Safety and Health, the Company utilizes the Total Recordable Incident Rate ("TRIR") metric, a common industry rating that is used to determine the number of serious injuries (medical incidents and higher) that a company has for every 200,000 hours worked.  Management utilizes the TRIR metric because it considers all incidents that have caused serious harm to the Company's workforce, thereby enabling the Company to be more proactive with its policies and procedures designed to improve and maintain safety.  During 2015, the Company achieved a record performance in its safety record with a TRIR of 1.4 and record environmental performance with a reportable non-compliant incident measure of 1.0.

2015 Annual Management's Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)

Outlook

Operating and Financial Outlook

2016 Forecast
Gold production (ounces)	65,000 to 72,000
Total cash cost per ounce (1)(3)	$700 to $775
Total cash cost per ounce (U.S.$) (1)(3)	$530 to $585
All-in sustaining cost per ounce (1)(3)	$1,125 to $1,245
All-in sustaining cost per ounce (U.S.$) (1)(3)	$850 to $935

(3)	Forecasts are calculated using: midpoint of 2016 production forecast and a foreign exchange rate assumption of $1.33 CDN$/U.S.$.

At the Seabee Gold Operation, Claude is focused on improving profit margins and executing its mine plan. Profit margins have been increased by developing deposits of higher grades and margins (L62, Santoy Gap), with continued focus on cost control.  The Company is also continuing with its review of operating processes and procedures to identify and implement efficiencies designed to increase production and lower operating costs.  The Santoy Gap deposit (part of the Santoy Mine Complex) is expected to continue to decrease production risk with the addition of multiple long-hole mining fronts.  The Santoy Gap deposit is significant within the Seabee Gold Operation as it contains approximately 2,000 ounces of gold per vertical metre, whereas the Company has historically mined approximately 1,000 ounces of gold per vertical metre at the Seabee Mine.  Santoy Gap's endowment, in addition to its proximity to permitted mine infrastructure and low development cost, allowed the Company to displace low margin ounces, increase production and optimize the Company's mine plan for improved margins and cash flow.

Capital Outlook

During 2016, capital expenditures are forecast to be $22.9 million and will be funded from cash and operating cash flows generated during the year.  This four percent reduction from 2015 expenditures is due to reduced underground development costs attributable to lower development requirements of the Santoy Gap deposit, partially offset by increased expenditures in property, plant and equipment.

Capital Expenditures	2016 Forecast	2015 Actual
Capital Development ($ millions)	$14.1	$17.4
Property, Plant and Equipment ($ millions)	8.8	6.3
	$22.9	$23.7

During 2016, development expenditures will continue to be prioritized at Santoy Gap.  To date, the Company has developed three mining fronts which will drive increased production and stope availability and reduce production risk.  Ramp and sill development are currently ahead of plan.  Infrastructure upgrades are ongoing to achieve a scheduled ramp-up to approximately 700 tonnes per day in 2016, representing the majority of tonnes and ounces in the 2016 business plan.  Capital requirements to fund these expenditures and production growth will be funded with internal cash flow.

Exploration, Mineral Reserves and Mineral Resources Outlook

Exploration spending during 2016 is forecast to be approximately $2.5 million (2015 - $1.0 million).  For 2016, the Company has planned a $2.5 million (18,000 metre) surface exploration program for the Seabee Gold Operation. The exploration program is designed to focus on resource growth at the Santoy Mine Complex and the Seabee Mine and to test for new discoveries at the Carr and Herb West targets.

At the Santoy Mine Complex, drilling of approximately 4,000 metres focused on up-dip infill targets at the Santoy Gap and 11,000 metres will target the down-plunge continuity of the Santoy Gap and Santoy 8 deposits to a vertical depth of 1,100 metres over a strike length of 1.5 kilometres. The Carr target, which is approximately four kilometres north of the Santoy Mine Complex, will have a total of 2,000 metres of drilling over a two kilometre strike-length. The Carr target is interpreted as the extension of the Santoy Mine Complex system and hosts surface grab samples of up to 90 grams of gold per tonne and has seen minimal historic drilling.

2015 Annual Management's Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)

Exploration proximal to the Seabee Mine will be focused two kilometres north at the Herb West target.  The Herb West surface drill program will consist of approximately 1,000 metres testing a parallel structure to the Seabee Mine.

In addition to the surface exploration programs, the Company will conduct approximately 65,000 metres of infill and step-out drilling from underground to focus on Mineral Reserve and Mineral Resource growth. Approximately 45,000 metres will be focused on the Santoy Mine Complex and 20,000 metres at the Seabee Mine. The program will utilize four Company-owned drill rigs and test targets from up to seven underground drill platforms.

Summary of Forecast 2016 Drilling at Seabee
Program	Purpose	Metres
Santoy Gap Deep	Test continuity at depth	11,000
Santoy Gap Up-dip	Expand continuity up-dip	4,000
Carr Target	Greenfield exploration	2,000
Herb West	Greenfield exploration	1,000
		18,000

Santoy Mine Complex	Resource and Reserve conversion and expansion	45,000
Seabee Mine	Resource and Reserve conversion and expansion	20,000
		65,000

Total:		83,000

Corporate Developments

Silver Standard to Acquire Claude Resources Inc.

On March 7, 2016, the Company and Silver Standard Resources Inc. ("Silver Standard") announced that they entered into a definitive agreement (the "Agreement") whereby Silver Standard will acquire all of the outstanding common shares of Claude pursuant to a plan of arrangement (the "Transaction") to create a high-quality intermediate precious metals producer with assets in the Americas (Please see Claude news release "Silver Standard to Acquire Claude Resources," dated March 7, 2016).

Under the terms of the Agreement, all of the Claude issued and outstanding common shares will be exchanged on the basis of 0.185 of a Silver Standard common share and $0.001 in cash per Claude share, representing total consideration of $1.65 per share of Claude based on the value of Silver Standard's common shares as of the close of business on March 4, 2016. This implied an equity valuation of $337 million for Claude at that date.

Transaction Conditions and Timing

Under the terms of the Agreement, the Transaction will be carried out by way of a court approved plan of arrangement and will require the approval of at least 66 2/3% of the votes cast by the shareholders of Claude at a special meeting. The issuance of shares by Silver Standard under the Agreement is subject to the approval of the majority of votes cast by the Silver Standard shareholders at a special meeting.

Completion of the Transaction is subject to regulatory approvals and other customary closing conditions. The Transaction includes customary deal-protection provisions, including non-solicitation of alternative transactions, a right to match superior proposals and a $12 million reciprocal termination fee payable under certain circumstances.

2015 Annual Management's Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)

Full details of the Transaction will be included in the management information circulars of both Silver Standard and Claude to be mailed to their respective shareholders by April 7, 2016. The special shareholder meetings of both companies are expected to be held in May 18, 2016. Upon completion of the Transaction, one Claude Director will be appointed to the Board of Directors of Silver Standard.

Mining Operation Results
Seabee Gold Operation

Production Statistics
December 31	2015	2014	Change

Santoy Mine Complex
Tonnes milled	168,834	124,434	36%
Tonnes per day	463	341	36%
Head grade (grams of gold per tonne)	8.10	5.46	48%
Gold produced (ounces)	42,399	20,962	102%

Seabee Mine
Tonnes milled	108,534	155,163	(30%)
Tonnes per day	297	425	(30%)
Head grade (grams of gold per tonne)	9.94	8.81	13%
Gold produced (ounces)	33,349	42,022	(21%)

Total tonnes milled	277,368	279,597	(1%)
Average head grade (grams of gold per tonne)	8.82	7.32	20%
Recovery (%)	96.28	95.67	1%
Total gold produced (ounces)	75,748	62,984	20%
Total gold sold (ounces)	72,699	62,772	16%

During 2015, total gold production of 75,748 ounces set a new production record (2014 – 62,984 ounces); these strong production results were driven by a 20 percent increase in grade (2015 – 8.82 grams of gold per tonne; 2014 – 7.32 grams of gold per tonne) which was attributable to positive reconciliation on grade compared to mine plan and ounces from both the L62 and Santoy Gap deposits. During 2016, total mill throughput is expected to average approximately 800 to 850 tonnes per day while grades are expected to reflect Mineral Reserve grade of 7.62 grams of gold per tonne.

Santoy Mine Complex

During 2015, the Santoy Mine Complex produced 42,399 ounces of gold (2014 – 20,962 ounces) from the Santoy Gap deposit.  This increase is attributable to a 48 percent increase in grade and a 36 percent increase in tonnes milled.  Production has reconciled above the Mineral Reserve and Mineral Resource on ounces and below on tonnage. During 2016, the Company will move from one mining front to three, driving increased production and stope availability while reducing production risk.

Updates on components of the Santoy Gap mine plan (with a focus on mine design, ventilation and future power requirements) continued during 2015.  Infrastructure upgrades are ongoing to further increase the production rate to approximately 700 tonnes per day in 2016.  Capital expenditures required to achieve future production objectives are expected to be funded through cash and internal cash flows.

2015 Annual Management's Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)

Seabee Mine

During 2015, the Seabee Mine produced 33,349 ounces of gold (2014 – 42,022 ounces of gold).  Year over year, the decrease in ounces produced from the Seabee Mine was attributable to a 30 percent decrease in tonnes milled offset by a 13 percent increase in grade, a result of planned mine sequencing.

Capital Projects
Tailings Facility
The Company has continued with upgrades to its tailings facilities to ensure adequate storage capacity and treatment of mill effluent. When completed in 2016, this facility will be permitted up to the 463 metre elevation and will have the capacity to store mill tailings from the Seabee Mill until approximately 2021. The Company is in the process of planning tailings capacity expansion beyond 2021.

Financial Results of Operations

Net Earnings

For the year ended December 31, 2015, the Company recorded net earnings of $32.3 million ($0.17 per share), after a deferred income tax recovery of $4.4 million. This compares to net earnings of $4.6 million ($0.02 per share) for the year ended December 31, 2014 (December 31, 2013 - net loss of $73.4 million, or $0.42 per share, after $63.8 million of impairment charges which were partially offset by a $1.4 million deferred income tax recovery).  After removing the impact of the deferred income tax recovery of $4.4 million (2014 – nil), adjusted net earnings for the year ended December 31, 2015 were $27.9 million, or $0.14 per share (December 31, 2014 - $4.6 million, or $0.02 per share).  Year over year, earnings were impacted by higher ounces produced and sold and by higher Canadian dollar realized gold prices.  Earnings from operations before income tax in 2015 was $27.9 million, or $0.14 per share (2014 was $4.6 million, or $0.02 per share; 2013 – Net loss of $74.8 million, or $0.43 per share), largely attributable to higher revenue associated with increased gold sales year over year and due to impairment charges incurred during 2013.

Revenue

Gold revenue from the Company's Seabee Gold Operation for the year ended December 31, 2015 increased 23 percent to $107.7 million from the $87.4 million reported for the year ended December 31, 2014 (December 31, 2013 - $63.8 million).

Three-year trend

The increase in gold revenue in 2015 was attributable to a 16 percent increase in gold sales volume (2015 – 72,699; 2014 – 62,772; and 2013 – 44,823 ounces) due to higher ore grades and a six percent increase in Canadian dollar gold prices realized (2015 – $1,481 (U.S. $1,158); 2014 - $1,392 (U.S. $1,260); and 2013 - $1,423 (U.S. $1,382)).  The increase in realized price for the year ended December 31, 2015 reflects a decrease U.S. denominated gold prices offset by the weakening CDN / $U.S exchange rate (2015 – 1.2788; 2014 – 1.1048; 2013 – 1.0302).

2015 Annual Management's Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)

Figure 1: Average Gold Price (London PM Fix – US$)

Production Costs

For the year ended December 31, 2015, mine production costs of $45.4 million (2014 - $50.2 million) decreased 10 percent year over year, mainly attributable to lower mining costs (which resulted from increased expenditures inventoried to surface stockpile and increased development expenditures) and lower mill costs.  For 2015, total cash cost per ounce of gold sold of $672 (U.S. $525), inclusive of the Net Smelter Return ("NSR") Royalty costs, decreased 20 percent  from the prior year (2014 - $836 (U.S. $757)) due to reduced production costs and increased sales volumes.

All-in sustaining costs during 2015 were $81.6 million, or $1,122 (U.S. $878) per ounce of gold sold (2014 - $82.2 million, or $1,310 (U.S. $1,186) per ounce).  All-in sustaining costs have benefitted from similar drivers to cash costs noted above along with lower development costs associated with the Alimak mining method.

Production Royalty

Production at the Seabee Gold Operation is subject to a three percent NSR Royalty.  For the year ended December 31, 2015, royalties incurred were $3.4 million (2014 - $2.3 million); this year over year increase is attributable to 16 percent more ounces sold and to the NSR Royalty only being in effect for 10 months in 2014.

Depreciation and Depletion

For 2015, depreciation and depletion of $19.0 million was down 14 percent year over year (2014 - $22.0 million); this result was attributable to a slight decrease in broken tonnes, as well as an increase in the Seabee Gold Operation's reserve base, which were somewhat offset by an increase in the Seabee Gold Operation's asset base.

General and Administrative Expense

General and administrative expense of $8.0 million for the year ended December 31, 2015 was 11 percent higher than 2014.  A decrease to direct administration was offset by increased compensation costs associated with deferred share units and restricted share units (the estimated fair value of which has increased due to the increase in the Company's share price) and increased stock-based compensation costs.

2015 Annual Management's Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)

General and Administrative Expense
December 31	2015	2014	Change

Direct administration	$4,536	$5,319	(15%)
Stock-based compensation	1,311	668	96%
Deferred share unit plan	1,589	1,034	54%
Restricted share unit plan	587	219	168%
Total General and Administrative	$8,023	$7,240	11%

Finance Expense

Finance expense includes interest expense, accretion expense and derivative losses, if any.  For the year ended December 31, 2015, Finance expense was $5.7 million (2014 - $5.0 million). This increase was attributable to the expensing of unamortized debt costs (in conjunction with the retirement of the Term Loan with the Company's previous lender.) and higher derivative losses; these were offset by reduced interest expense year over year.

Finance and Other Income

Finance and other income consists of interest income, production royalties pursuant to the Red Mile Royalty transactions, derivative gains and other miscellaneous income, if any.  For the year ended December 31, 2015, Finance and other income of $2.4 million comparable to the prior year (2014 - $3.2 million).

Loss on Sale of Assets

For the year ended December 31, 2015, loss on sale of assets was $nil.  For the year ended December 31, 2014, loss on sale of assets of $0.6 million related to the sale of the Madsen Project completed in the first quarter of 2014.

Loss (Gain) on Investments

The Company has an equity portfolio of publicly listed companies that are classified as available-for-sale on the Statements of Financial Position.  During 2015, the loss of $0.6 million was attributable to the write-down of certain of the Company's available-for sale securities which had a fair value below cost and had shown objective evidence of impairment.  During 2014, the $1.3 million gain was attributable to the disposition of certain securities.

Deferred Income Tax Recovery

Deferred income tax recovery for the year ended December 31, 2015 was $4.4 million (2014 - $nil).  This recovery is attributable to the recognition of previously unrecognized deferred tax assets during the year due to the expectation of taxable income in future periods.

Liquidity and Capital Resources

At December 31, 2015, cash and cash equivalents of $37.0 million (December 31, 2014 - $11.2 million) and bullion (valued at market) of $2.8 million exceeded the principal balance owing of $19.1 million on the Company's Senior Secured Credit Facility. At December 31, 2015, working capital was $46.9 million (December 31, 2014 - $23.9 million).  Cash and operating cash flows (at current gold prices and forecast production) will be sufficient to further development opportunities at the Seabee Gold Operation, service debt and fund the 2016 Winter Ice Road resupply requirements.

2015 Annual Management's Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)

December 31	2015	2014

Cash flow provided by (used in):
Operating activities	$51,464	$26,889
Investing activities	(22,518)	3,074
Financing activities	(3,108)	(9,930)
Increase in cash	25,838	20,033
Decrease in cash related to assets held for sale	-	(238)
Cash (bank indebtedness), beginning of year	$11,172	$(8,623)
Cash and cash equivalents, end of year	$37,010	$11,172

Operating Activities

Operating cash flow is the Company's primary source of liquidity.  During 2015, the Company's cash flow from operations before net changes in non-cash operating working capital was $49.0 million, or $0.25 per share (2014 - $26.5 million, or $0.14 per share).  Cash provided by operating activities was $51.5 million, a $24.6 million increase compared to 2014; this was due to improved net earnings, a result of increased gold revenue which was higher due to improved gold prices and grade along with higher sales volume.  Whether favorable or unfavorable, future changes in the Canadian dollar price of gold will continue to have a material impact on the cash flow and liquidity of the Company.  If necessary, the Company may enhance its liquidity and supplement operating cash flow through a combination of equity issuances, securing debt financing and sale of non-core assets.  The principal use of operating cash flow is to fund the Company's: operating and capital expenditures at the Seabee Gold Operation; general and administrative costs; and debt service payments.

Investing Activities

Cash used in investing activities during 2015 was $22.5 million.  Expenditures were comprised of: underground development of $17.4 million; property, plant and equipment additions of $6.3 million; and exploration expenditures of $1.0 million.  These costs were offset by a decrease in reclamation deposits of $2.1 million due mainly to the Company's purchase of a surety bond to satisfy its decommissioning obligations. Property, plant and equipment additions include mining equipment, camp infrastructure and tailings management facility expansion.  This compares to cash provided by investing activities of $3.1 million for the year ended December 31, 2014 which included the proceeds from the sale of an NSR Royalty, the sale of the Madsen Property, the sale of certain investments and the redemption of certain reclamation deposits (collectively providing $25.6 million); these were offset by Mineral property expenditures of $22.2 million and the repurchase of a Net Profit Interest on the Santoy property for  $0.3 million during 2014.

Financing Activities

The Company's financing activities during 2015 included proceeds of $1.1 million received from the issuance of common shares pursuant to the Company's Employee Share Purchase Program ("ESPP") and Stock Option Plan and $19.9 million of Term loan proceeds.  This was offset by $24.1 million of debt repayment, resulting in a net financing cash outflow of $3.1 million.  This compares to a net financing cash outflow of $9.9 million during 2014, which consisted of $0.7 million in funding received from the Company's ESPP offset by $10.6 million of debt and capital lease repayments.

Liquidity

The Company has sufficient cash on hand to meet its current financial obligations as they come due. Liquidity is primarily influenced by the operational performance of its Seabee Gold Operation, the level of spending on exploration, development and capital programs, the ability to obtain external sources of financing, and movements in the price of gold.

The Company monitors its liquidity on a continuous basis to ensure there is sufficient capital to meet business requirements and to provide adequate returns to shareholders and benefits to other stakeholders.  The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to maintain or adjust the capital structure, the Company may, where necessary, control the amount of working capital, pursue financing, manage the timing of it capital and exploration expenditures, or sell assets.  The Company is not subject to externally imposed capital requirements.

2015 Annual Management's Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)

The Company's typical cash requirement over the first and second quarters of each year is significant because of the Seabee Gold Operation's Winter Ice Road resupply, which includes restocking diesel, propane and other large consumables as well as the continued investment in maintenance and growth capital relating to the mining fleet and mine infrastructure.

The Company's capital structure is comprised of a combination of debt and shareholders' equity.

Schedule of Capital Structure of the Company
December 31	2015	2014

Debt *	$18,511	$21,581
Shareholders' equity	163,991	129,425
Debt to equity	11%	17%

* For accounting purposes, closing costs associated with the Company's Senior Secured Credit Facility were netted against the principal balance owing, thereby reducing the carrying value of the Company's debt on the Statements of Financial Position.  The amount presented in the above table is the amortized cost of the balance owing.  At December 31, 2015, the principal balance owing on the Company's Senior Secured Credit Facility was $19.1 million (December 31, 2014 - Term Loan of $22.6 million).  A reconciliation between the principal balance owing and the amortized cost (carrying amount) presented on the Company's Statements of Financial Position is included in the "Other Financial Measures and Reconciliations" section of this MD&A.

Financial and Other Instruments

In the normal course of its operations, the Company is exposed to gold price, foreign exchange, interest rate, liquidity, equity price and counterparty risks. The overall financial risk management program focuses on preservation of capital and protecting current and future Company assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.  The Company's management of financial risks is aimed at ensuring that net cash flows are sufficient to meet all its financial commitments as and when they fall due and to maintain the capacity to fund its forecast project development and exploration strategies.

The value of the Company's mineral resources is related to the price of gold and the outlook for this mineral.  Gold and precious metal prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors related specifically to gold.  The profitability of the Company's operations is highly correlated to the market price of gold.  If the gold price declines below the cost of production at the Company's operations, for a prolonged period of time, it may not be economically feasible to continue production.

The Company's revenues from the production and sale of gold are priced in U.S. dollars and are therefore subject to currency risk.  However, the Company's operating expenses are primarily incurred in Canadian dollars and its liabilities are primarily denominated in Canadian dollars.  The operating results and financial position of the Company are reported in Canadian dollars in the Company's consolidated financial statements.

The Company may use derivative financial instruments to hedge some of its exposure to fluctuations in gold prices and foreign exchange rates.  Such transactions can expose the Company to credit, liquidity and interest rate risk.  The Company does not acquire, hold or issue derivatives for speculative purposes.  At December 31, 2015, the Company had derivative instruments outstanding in the form of forward sales contracts relating to 2016 production totaling 1,500 ounces of gold; at December 31, 2014, the Company had derivative instruments outstanding in the form of forward sales contracts relating to 2015 production totaling 16,000 ounces of gold.  The market value loss inherent in these contracts at December 31, 2015 was $0.02 million (2014 - market value gain of $0.5 million).
The Company is exposed to equity securities market price risk, arising from investments classified on the balance sheet as available-for-sale. Investments in equity securities are approved by the Board on a case-by-case basis. All of the Company's available-for-sale equity investments are in junior resource companies listed on the TSX Venture Exchange.

2015 Annual Management's Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)

The Company is exposed to counterparty risk which is the risk that a counterparty will not complete its obligations under a financial instrument resulting in a financial loss for the Company. The Company does not generally obtain collateral or other security to support financial instruments subject to credit risk; however, the Company only deals with credit worthy counterparties. Accounts receivable originate from institutions purchasing gold under normal settlement terms of two working days. Counterparty risk under derivative financial instruments is to reputable institutions. All significant cash balances are on deposit with high-rated Canadian banking institutions. The carrying amount of financial assets recorded in the financial statements represents the Company's maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

Key Sensitivities

Earnings from Claude's gold operation are sensitive to fluctuations in both commodity and currency prices. The key factors and their approximate effect on earnings, earnings per share and cash flow, based on assumptions comparable to 2015 actuals, are as follows:

•	For a U.S. $10 movement in gold price per ounce, earnings and cash flow will have a corresponding movement of CDN $0.9 million, or $0.00 per share. For a $0.01 movement in the U.S.$/CDN$ exchange rate, earnings and cash flow will have a corresponding movement of CDN $1.4 million, or $0.01 per share.
•	For a 0.25 gram of gold per tonne movement in grade, earnings and cash flow will have a corresponding movement of CDN $3.2 million, or $0.02 per share.

Contractual Obligations

The Company's contractual and other obligations as at December 31, 2015 are summarized as follows:

Schedule of Payments / Commitments due by Period
	Total	Less than 1 year	2-3 Years	4-5 Years	More than 5 years
Contractual Obligation
Senior secured credit facility	19,050	5,000	14,050	-	-
Interest on credit facility	1,759	858	901	-
Office lease	162	162	-	-	-
	20,971	6,020	14,951	-	-

In addition to the above, the Company has a three percent NSR with Orion Mine Finance Fund on all future gold sales at the Seabee Gold Operation.  The NSR agreement provides the Company with the option, which expires on December 31, 2016, to repurchase half or 1.5 percent of the 3 percent NSR for U.S. $12 million.

Statements of Financial Position

Highlights

Select Statements of Financial Position Data
				Change from
December 31	2015	2014	2013 *	2014 to 2015

Total assets	$200,864	$167,512	$181,675	20%
Current liabilities	$14,048	$12,654	$50,806	11%
Non-current liabilities	$22,825	$25,433	$8,273	(10%)
* At December 31, 2013, the Company's Term loan was classified as a current liability due to non-compliance with a financial covenant.  Non-current liabilities at December 31, 2014 reflect the reclassification of the Company's Term Loan from current to long-term due to execution of a waiver agreement pursuant to the Term Loan during the first quarter of 2014.

2015 Annual Management's Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)

Assets

Claude's asset base primarily consists of Cash and cash equivalents, inventories and non-current assets comprising mineral properties, reflecting the capital intensive nature of the exploration and mining business and the impact of the significant capital expenditures relating to its operations and exploration projects.  The $33.4 million increase in the asset base resulted largely from increases of: $25.8 million in cash and cash equivalents, a result of higher gold sales (attributable to improved production and grade at the Seabee Gold Operation) and the recovery of the Company's $2.8 million reclamation deposit by the purchase of a surety bond to satisfy its decommissioning obligations; $2.7 million in inventories, largely attributable to increased gold bullion and in-circuit inventory on hand; $4.4 million in mineral properties attributable to development and sustaining capital expenditures; and $6.6 million in deferred income tax asset attributable to the recognition of previously unrecognized deferred tax assets during the year.  These increases were partially offset by a $3.1 million decrease in account receivable attributable to the timing of gold sales and receipt of funds.

Liabilities

Total Current and Non-current liabilities were $36.9 million at December 31, 2015, down $1.2 million from December 31, 2014.  This result was largely attributable to principal repayments on the Company's long-term debt offset by a $2.2 million increase to deferred income tax liability.

Shareholders' Equity

Shareholders' equity increased by $35.0 million to $164.0 million at December 31, 2015, from $129.4 million at December 31, 2014. This result is mainly attributable to a $32.3 million decrease to Accumulated deficit, a result of the net earnings for 2015 (including a deferred income tax recovery of $4.4 million), and an increase in Share capital of $1.6 million due to the issuance of common shares pursuant to the Company's ESPP and Stock Option programs.

Comprehensive income consists of net earnings (loss), together with certain other economic gains and losses that are collectively referred to as "other comprehensive income (loss)" or "OCI" and are excluded from the Income Statement.

Selected Quarterly Production and Financial Data

For the quarter ended December 31, 2015, the Company recorded net earnings of $11.3 million, ($0.06 per share), including a deferred income tax recovery of $4.4 million; this compares to a net loss of $0.5 million ($0.00 per share) for the comparable period in 2014.  Earnings were driven by lower production costs and higher gold sales volumes associated with increased tonnage and higher grades at the L62 deposit and Santoy Mine Complex.

Gold revenue generated during the fourth quarter was $27.2 million, a 20 percent increase over the $22.7 million reported for the same period in 2014.  This improvement was a result of increased Canadian dollar gold prices realized (Q4 2015 - $1,484 (U.S. 1,112); Q4 2014 - $1,365 (U.S. $1,201)) and higher gold sales volume (Q4 2015 – 18,311; Q4 2014 – 16,639 ounces).

For the three months ended December 31, 2015, total mine operating costs were $11.6 million, down $3.4 million period over period.  Canadian dollar cash operating cost per ounce was down three percent period over period (Q4 2015 - $679 (U.S. $509); Q4 2014 –$934 (U.S. $822)).  For the three months ended December 31, 2015, expenditures relating to the three percent NSR were $0.8 million (Q4 2014 - $0.6).

2015 Annual Management's Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)

All-in sustaining costs during the three months ended December 31, 2015 improved 15 percent to $20.2 million, or $1,103 (U.S. $826) per ounce of gold sold (Q4 2014 - $23.9 million, or $1,434 (U.S. $1,262) per ounce).

During the fourth quarter of 2015, depreciation and depletion of the Company's gold assets of $5.5 million was eight percent higher period over period. This increase was attributable to an increase in tonnes broken and milled and a larger asset base offset by a decrease in the Seabee Gold Operation's reserve base.

During the three months ended December 31, 2015, the Company's cash flow from operations before net changes in non-cash operating working capital was $12.7 million, or $0.07 per share (Q4 2014 - $4.5 million, or $0.02 per share), a result of higher net earnings which was attributable to higher revenue and lower production costs period over period.

	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31	Sept 30	Jun 30	Mar 31
	2015	2015	2015	2015	2014	2014	2014	2014

Tonnes milled	65,950	69,388	74,781	67,249	60,551	74,930	79,746	64,370
Grade processed (grams of gold per tonne)	8.99	7.29	8.88	10.17	6.57	8.88	7.70	5.76
Gold ounces
Produced	18,340	15,722	20,619	21,067	12,284	20,614	18,742	11,344
Sold	18,311	16,528	20,534	17,326	16,639	17,578	17,690	10,865
Revenue ($ millions)	27.2	24.5	29.7	26.2	22.7	24.3	24.7	15.6
Production costs ($ millions)	11.6	11.2	11.9	10.7	15.0	12.0	12.6	10.6
Capital expenditures ($ millions)	5.7	4.8	4.9	9.2	6.2	4.4	3.8	7.8
Cash flow from operations before net changes in non-cash operating working capital ($ millions) (c)	12.7	11.4	15.6	9.3	4.5	10.4	9.9	1.8
Cash flow from operations before net changes in non-cash operating working capital (c) per share	0.07	0.06	0.08	0.05	0.02	0.06	0.05	0.01
Net earnings (loss) ($ millions) (a)	11.3	5.7	10.2	5.1	(0.5)	6.9	3.3	(5.1)
Net earnings (loss) per share (a) (d)	0.06	0.03	0.05	0.03	(0.00)	0.04	0.02	(0.03)
Average realized gold price (CDN$ per ounce)	1,484	1,485	1,448	1,511	1,365	1,384	1,397	1,438
Average realized gold price (U.S.$ per ounce)	1,112	1,135	1,178	1,218	1,201	1,270	1,282	1,303
Cash cost per ounce (b) (CDN$ per ounce)	679	721	623	675	934	735	753	983
Cash cost per ounce (b) (U.S.$ per ounce)	509	551	507	544	822	675	691	891
All-in sustaining (b) (CDN$ per ounce)	1,103	1,089	954	1,374	1,434	1,063	1,065	1,919
All-in sustaining (b) (U.S.$ per ounce)	826	832	776	1,107	1,262	976	977	1,738

Weighted average shares outstanding (basic)	195,091	194,875	194,642	192,928	188,156	188,156	188,156	182,029

CDN$/U.S.$ Exchange	1.3351	1.3091	1.2291	1.2408	1.1361	1.0892	1.0902	1.1038

(a) Basic and diluted, calculated based on the number of shares issued and outstanding during the quarter.
 (b) Denotes a non-IFRS measure.  For an explanation and reconciliation of non-IFRS measures, refer to the "Non-IFRS Financial Measures" section of this MD&A.
(c) For an explanation of this performance measure, refer to the "Other Performance Measures" section of this MD&A.
(d) Net earnings (loss) per share for each quarter has been calculated based on the weighted average number of shares outstanding for the quarter.  As such, quarterly amounts may not add to the annual total.

2015 Annual Management's Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)

Trends

•	Improving gold production (75,748 ounces of gold produced over the last four quarters and 138,732 ounces of gold production over the last eight quarters).
•	Improving gold grade.
•	Canadian average gold price realized has been trending modestly upward over the last eight quarters.
•	Improving sales and profit, a result of improving grade and higher Canadian gold prices.
•	Reduction of cash cost per ounce by over $300 over the last eight quarters; reduction of all-in sustaining cost per ounce attributable to an increase in the number ounces of gold sold; and reduced production and development costs.
•	The weakening of the Canadian dollar versus the United States dollar, which has decreased 21 percent over the last eight quarters.

Accounting Estimates

Certain of the Company's accounting policies require that Management make decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.  Claude's significant accounting policies are contained in Note 3 to the consolidated financial statements. The following is a discussion of the accounting estimates that are critical in determining the Company's financial results

Reserves

Estimation of reserves involves the exercise of judgment. Forecasts are based on geological, geophysical, engineering and economic data, all of which are subject to many uncertainties and interpretations. The Company expects that, over time, reserve estimates may be revised upward or downward based on updated information. Such information may include revisions to geological data or assumptions, a change in economic data, and the results of drilling and exploration activities. Reserve estimates can have a significant impact on net earnings, as they are a key component in the calculation of depreciation and depletion. In addition, changes in reserve estimates, commodity prices and future operating and capital costs can have a significant impact on the impairment assessments of the applicable assets.

Valuation of Properties

Claude assesses the carrying values of its properties at the end of each reporting period, or more frequently if warranted by a change in circumstances, to determine whether any indication of impairment exists.  If it is determined that carrying values of assets cannot be recovered, the unrecoverable amounts are written off against current earnings.  Recoverability is dependent upon assumptions and judgments regarding future prices, costs of production, sustaining capital requirements and economically recoverable ore reserves.  A change in assumptions may materially impact the potential impairment of these assets.

Decommissioning and Reclamation

Claude's mining, exploration and development activities are subject to various levels of Federal and Provincial Law as well as environmental regulations, including requirements for closure and reclamation. Management's judgment and estimates are used when estimating reclamation and closure costs. In some cases, these costs will be incurred many years from the date of estimate. Estimates may be revised as a result of changes in government regulations or assumptions.

Future Accounting Pronouncements

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company's financial statements are disclosed below.  These are the changes that the Company reasonably expects will have an impact on its disclosures, financial position or performance when applied at a future date. The Company intends to adopt these standards, if applicable, when they become effective.

2015 Annual Management's Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)

Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments ("IFRS 9"), to replace IAS 39, Financial Instruments:  Recognition and Measurement ("IAS 39"). IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Revenue

IFRS 15, Revenue from Contracts with Customers ("IFRS 15"), was issued by the IASB in May 2014 and clarifies the principles for recognizing revenue from contracts with customers.  In July 2015, IASB deferred the effective date of the standard to annual reporting periods beginning on or after January 1, 2018, with earlier application permitted.  The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning January 1, 2018.  The Company is currently evaluating the impact of IFRS 15 on its financial statements, if any.

Leases

In January 2016, the IASB issued IFRS 16, Leases ("IFRS 16").  IFRS 16, which replaces IAS 17 (Leases and its associated guidance), is effective for periods beginning on or after January 1, 2019, with early adoption permitted for entities that apply IFRS 15.  IFRS 16 eliminates the current dual model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases.  Instead, there is a single, on-balance sheet accounting model that is similar to current finance lease accounting.  The Company is currently evaluating the impact of IFRS 16 on its financial statements, if any.

Exploration

During 2015, exploration at the Seabee Gold Operation was focused on targets proximal to infrastructure with the potential to materially impact near-term production, drive resource growth, improve costs and positively impact the Company's Mineral Reserves and Mineral Resources.

All exploration activities are carried out under the direction of Qualified Person, Brian Skanderbeg, P. Geo., President and Chief Executive Officer.

Seabee Gold Operation

During the second quarter of 2015, the Company increased its land position to 47,940 acres (19,400 hectares) from 42,500 acres (17,200 hectares) to expand continuity of the north east portion of its land position.  Subsequent to December 31, 2015, the Company further increased its land position to approximately 57,600 acres (23,300 hectares) through the acquisition of additional mineral claims in exchange for nominal cash proceeds and a one percent NSR.  The Company plans to complete compilation and reconnaissance work on the newly acquired claims to the east and north of Santoy as well as compile and review the historic work completed.

2015 Annual Management's Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)

New Land Package
23,300 Hectares
4,300 Hectare
Land Package
Seabee Gold Operation
Regional Land Position
Seabee Property Outline
Mining Lease
Newly Acquired Claims
Consolidated JV Claims
Prospective
Structural Corridor
Active Mining
Gold Deposit or
Historical Mine
Significant
Gold Occurrence
All-Weather Road
Scale 1:50000
Claude Resources Inc.
Discovering. Developing. Delivering.
March, 2016
Seabee Gold Operation

Figure 2: Seabee Property regional map showing significant gold deposits and occurrences.

Santoy Mine Complex
The Santoy Region includes the Santoy 8 and Santoy Gap deposits, which are part of the Santoy Mine Complex.
The primary focus of the 2015 underground drill program was on the infill and expansion of the Santoy Gap Mineral Resource and Mineral Reserve. The program has had positive results to date and has expanded economic mineralization up-dip to the southeast and at depth.  Hole SUG-15-048 graded 43.28 (uncut) or 30.54 (cut) grams of gold per tonne over 1.15 metres and, at 675 metres depth, is the deepest hole ever drilled at the Santoy Mine Complex. This intercept is important as it confirms continuity and demonstrates that grades remain robust at depth; follow-up drilling in the immediate area is on-going.
Hole SUG-15-315 targeted the up-dip continuity at 140 metres elevation and returned 31.10 (uncut) or 11.08 (cut) grams of gold per tonne of 7.06 metres true width. This high grade, wide intercept is approximately 75 metres up-plunge from current development and links to near-surface inferred resources. Results from drilling of the up-dip extension at Santoy Gap are consistent with underground development sampling and is included in the year-end resource and reserve update.
Highlights of Results from the Santoy Mine Complex (2015 – present)
Hole ID	Zone	From (m)	Uncut (g/t Au)	Cut (g/t Au)	True Width (m)	Drill Program
SUG-15-057	9C	347.50	10.95	10.95	1.19	Gap UG
SUG-15-061	9C	321.60	37.01	22.89	1.02	Gap UG
SUG-15-062	9C	276.20	137.58	41.99	1.12	Gap UG
SUG-15-063	9C	258.80	6.99	6.99	1.44	Gap UG
SUG-15-317	9A	123.90	22.77	16.23	4.24	Gap UG
SUG-15-327	9A	195.00	11.45	11.45	3.45	Gap UG
SUG-16-011	9A	132.60	11.29	11.29	9.47	Gap UG
SUG-15-937	8A	541.50	6.30	6.30	1.76	8A UG
SUG-15-940	8A	524.60	7.44	7.44	12.96	8A UG
JOY-16-693	9A	195.00	11.15	11.15	2.84	Gap Up-dip
JOY-16-697	9A	204.43	7.33	7.33	4.40	Gap Up-dip
JOY-16-700	9A	143.80	29.16	29.16	6.26	Gap Up-dip
JOY-16-701	9A	129.30	52.80	52.80	2.09	Gap Up-dip
JOY-16-707	9A	107.90	66.77	66.77	1.14	Gap Up-dip
JOY-16-708	9A	111.42	13.94	13.94	5.07	Gap Up-dip
JOY-16-710	9A	105.45	7.23	7.23	2.10	Gap Up-dip

Note: Composites were calculated using a 3.5 g/t Au cut-off grade and may include internal dilution. Assays are top cut to 75.0 g/t Au.
          See Figure 3 for drill hole locations.

2015 Annual Management's Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)\

Drill results from the Santoy Gap up-dip program have been very encouraging and demonstrate the significant potential for resource and reserve expansion. Results are highlighted by hole JOY-16-700, which graded 29.16 grams of gold per tonne (cut) over 6.26 metres true width and hole JOY-16-701 which graded 52.80 grams of gold per tonne (cut) over 2.09 metres true width; these holes were drilled approximately 140 metres below surface and 80 metres above current infrastructure. These results are important as they are proximal to current mining infrastructure, display consistent high grade over significant widths and can be integrated in the mine plan in the short term.
Further drilling down-dip and down-plunge of the Santoy Gap resource are increasing the confidence in the continuity of the deposit at depth. Holes SUG-15-062 which graded 41.99 grams of gold per tonne (cut) over 1.12 metres true width and the previously released SUG-15-048 which graded 30.54 grams of gold per tonne (cut) over 1.15 metres true width, the deepest hole ever drilled at the Santoy Gap, demonstrate the high grade and mineable widths present at depth. Beyond growing the resource at depth, this program is an integral part for mid-to-long term mine planning at the Santoy Mine Complex.
Preliminary intercepts of the Santoy 8 down-plunge target indicated higher grades and greater widths than have typically been mined within the shallower sections of the Santoy 8 deposit. Initial step-out drilling in 2013 returned 22.89 grams of gold per tonne (cut) over 5.90 metres true width in hole JOY-13-692, one of the best drill intercepts recorded in the camp. Follow-up drilling in 2015 returned 7.44 grams of gold per tonne (cut) over 12.96 metres true width in hole JOY-15-940, confirming the significant widths and high grades present in the Santoy 8 down-plunge continuity. This target area will be a core focus for the 2016 drill program as part of the long-term resource growth at the Santoy Mine Complex.
Historic drilling at Santoy Gap has extended the mineralized system down-plunge to 675 metres depth and at Santoy 8 has extended the system 400 metres below the base of the existing inferred resource.  These step-out drill intercepts significantly expand the footprint of the Santoy Mine Complex and are materially higher grade than the current reserve and resource base.

2015 Annual Management's Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)

Santoy Gap Deposit
JOY-16-693
9A: 11.15 / 11.15 / 2.84
JOY-16-700
9A: 29.16 / 29.16 / 6.26
Santoy 8 Deposit
Drill Intercept Legend
Vein: un-cut (g/t) / cut (g/t) / true width (m)
250 m
SUG-16-011
9A: 11.29 / 11.29 / 9.47
SUG-15-327
9A: 11.45 / 11.45 / 3.45
500 m
Measured Resource
Indicated Resource
Inferred Resource
Mined
SUG-15-062
9C: 137.58 / 41.99 / 1.12
JOY-13-690
9C: 200.92 / 27.32 / 1.95
JOY-13-692
8A: 30.08 / 22.89 / 5.90
SUG-15-940
8A: 7.44 / 7.44 / 12.96
750 m
Santoy Gap and 8 Mine Drill Chambers
2015-2016 Underground intercept
2013 Surface step-out intercept
Reserve/Resource: Top-cut grade: 75 g/t
Cut-off grade: 3.5 g/t
1000 m
Claude Resources Inc.
Discovering. Developing. Delivering.
Santoy Mine Complex
Composite Longitudinal Section
2015 EOY Mineral Resources & Reserves
Seabee Gold Property
March, 2016

Figure 3: Santoy Region Composite Longitudinal Section.

Seabee Mine Region

During 2015, a 4,600 metre surface exploration program focused on evaluating the most prospective near-Seabee mine targets that could not be tested from underground.  Results have been compiled and a follow-up 1,000 metre program has been planned for 2016 based on results from 2015.

A 5,000 metre underground drill program focused on high-priority near-mine targets, which have the potential to result in new discoveries proximal to Seabee's mine infrastructure and thereby expanding the current resource and reserve base.  This program ramped-up early in the second quarter and tested the 3 vein and the up-dip L62 areas.  During 2016, underground programs targeting that 15 vein are anticipated to begin late in the second quarter or early in the third quarter.  The 15 vein will be tested from three different drill chambers as it covers a large area and depths up to 1,300 metres below surface.

500 m
500 m
1000 m
1000 m
1500 m
1500 m
Measured Resource
Indicated Resource
Inferred Resource
Mined
Claude Resources Inc.
Discovering. Developing. Delivering.
Seabee Mine Complex
Composite Longitudinal Section
Mineral Resources - 2015 Year-end
Seabee Gold Property
March, 2016

Figure 4: Seabee Mine Composite Longitudinal Section

2015 Annual Management's Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)

Amisk Gold Project

No drilling was completed during 2014 or 2015 at the Amisk Gold Project.  During 2016, the Company has budgeted approximately $0.1 million for further review of this asset.

The Amisk Gold Project is located in the Flin Flon-Snow Lake Greenstone Belt and is host to the Amisk Gold deposit as well as a large number of gold occurrences and prospects.  Regional potential remains high and exploration maturity low. Historical field work and extensive compilation resulted in the emergence of an extensive list of exploration targets that have been prioritized for future assessment.   The Company has also completed target development, ranking and ground-base reconnaissance in areas which host potential for Amisk-style gold-silver ("Au-Ag") mineralization as well as conventional base-metal deposits typical of the Flin Flon belt.

Drilling from the Company's historical drill programs successfully confirmed continuity of gold mineralization within the northern and eastern portion of the deposit as well as demonstrated the potential for expansion to the east and southeast.  Gold and silver mineralization at the Amisk Gold Project is associated with a sequence of quartz porphyritic, rhyolitic lapilli tuffs and flows hosting disseminations and stringers of pyrite, sphalerite, galena, tetrahedrite and chalcopyrite. Drilling has intercepted the mineralized system over a strike length of 1,200 metres, width of 400 metres and depths of in excess of 600 metres.  The system remains open to the southwest, southeast, northwest and at depth.

Figure 5: Amisk Gold Project Land Package

2015 Annual Management's Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)

Quality Assurance and Quality Control Procedures

Rigorous quality assurance and quality control procedures have been implemented including the use of blanks, standards and duplicates.  Geochemical analyses were submitted to ALS Chemex in Vancouver, British Columbia, TSL Laboratories in Saskatoon, Saskatchewan and or the Seabee mine site lab.  ALS Chemex and TSL Laboratories are ISO approved. Core samples were analyzed by a 30 gram gold fire assay with an atomic absorption and gravimetric and or screen fire finish.

Mineral Reserves and Mineral Resources

Seabee Gold Operation

At December 31, 2015, Proven and Probable Mineral Reserves at the Seabee Gold Operation were 976,400 tonnes, grading at 7.62 grams of gold per tonne or 239,300 ounces of gold. The increase in reserve grade was driven by an increase in grade year over year at the Santoy Gap deposit. The reduction in reserve ounces was largely attributable to mining depletion at the Seabee Mine and Santoy 8 Deposit. Based on its high-grade nature and size, the Santoy Gap deposit demonstrates the potential that exists to grow production at the Seabee Gold Operation.

At December 31, 2015, Measured and Indicated Mineral Resources were 642,000 tonnes, grading at 6.24 grams of gold per tonne or 128,800 ounces of gold (November 30, 2014 – 651,000 tonnes, grading at 5.98 grams of gold per tonne or 125,200 ounces).  Inferred Mineral Resources were 3,598,500 tonnes, grading at 8.76 grams of gold per tonne or 1,012,900 ounces of gold. The increase of inferred ounces year over year came from significantly expanding the Santoy 8 ore body at depth. This extension is significant in size and grade and provides the opportunity to expand the life of mine at the Santoy Mine Complex.

Seabee Gold Operation Mineral Reserves and Mineral Resources
	December 31, 2015			November 30, 2014
	Tonnes	Grade (Au g/t)	Ozs Au	Tonnes	Grade (Au g/t)	Ozs Au
Seabee Mine
Proven Reserves	167,300	6.01	32,300	217,700	6.05	42,400
Probable Reserves	46,700	7.01	10,500	192,600	6.91	42,800
Measured Resources	20,600	6.47	4,300	17,400	8.26	4,600
Indicated Resources	94,600	7.79	23,700	88,500	6.49	18,500
Inferred Resources	404,800	8.09	105,300	403,300	8.09	104,900
Santoy Gap
Proven Reserves	345,800	8.22	91,400	105,000	5.49	18,500
Probable Reserves	386,700	8.04	100,000	694,600	7.96	177,800
Measured Resources	84,700	5.63	15,300	34,800	5.85	6,500
Indicated Resources	116,800	5.10	19,100	147,900	5.65	26,900
Inferred Resources	1,101,900	8.52	301,700	1,319,100	7.50	318,100
Santoy 8
Proven Reserves	5,000	5.89	1,000	15,300	4.91	2,400
Probable Reserves	24,800	5.20	4,100	97,900	4.79	15,100
Measured Resources	27,200	11.41	10,000	34,700	8.71	9,700
Indicated Resources	37,300	5.22	6,300	67,000	4.13	8,900
Inferred Resources	1,847,100	9.29	551,700	1,344,300	8.56	369,900
Porky Main
Indicated Resources	160,000	7.50	38,600	160,000	7.50	38,600
Inferred Resources	70,000	10.43	23,500	70,000	10.43	23,500
Porky West
Indicated Resources	100,700	3.57	11,600	100,700	3.57	11,600
Inferred Resources	174,800	5.48	30,800	174,800	5.48	30,800

Total Gold
Proven & Probable Reserves	976,400	7.62	239,300	1,323,100	7.03	299,000
Measured & Indicated Resources	642,000	6.24	128,800	651,000	5.98	125,200
Inferred Resources	3,598,500	8.76	1,012,900	3,311,400	7.96	847,300

Footnotes to the Mineral Resource Statement:

1.	At December 31, 2015 and November 30, 2014, Mineral Reserves and Mineral Resources were estimated by Claude personnel. The Mineral Resource evaluation work was completed by a team of geologists and engineers under the supervision of Brian Skanderbeg, P.Geo., President and Chief Executive Officer. Mineral Reserves were conducted under the direction of Qualified Person Gordon Reed, P.Eng., Seabee Gold Operation General Manager. Mr. Skanderbeg and Mr. Reed have sufficient experience, which is relevant to the style of mineralization and type of deposit under consideration and to the activities undertaken to qualify as Qualified Persons as defined by NI 43-101.
2.	The Mineral Resources and reserves reported herein have been estimated in conformity with generally accepted CIM "Estimation of Mineral Resource and Mineral Reserves Best Practices" guidelines and are reported in accordance with Canadian Securities Administrators' National Instrument 43-101.
3.	Mineral Reserves and Mineral Resources for the Seabee deposit are reported at a cut-off of 4.6 grams of gold per tonne. Santoy 8 and Santoy Gap Mineral Reserves and Mineral Resources are reported at a cut-off of 3.75 grams of gold per tonne. Porky Main and Porky West Mineral Resources are reported at a cut-off grade of 3.0 grams of gold per tonne. Assumptions include a price of CDN $1,400 per ounce of gold using metallurgical and process recovery of 96.2 percent and overall ore mining and processing costs derived from 2015 and 2014 realized costs.
4.	All figures are rounded to reflect the relative accuracy of the estimates. Summation of individual columns may not add-up due to rounding.
5.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resource will be converted into Mineral Reserves.
6.	Proven and Probable Mineral Reserves are exclusive of Measured and Indicated Mineral Resources.

2015 Annual Management's Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)

Amisk Gold Project

At the Amisk Gold Project, Claude's independent NI 43-101 compliant resource calculation outlines an Indicated Resource of 921,000 ounces of 0.95 grams of gold equivalent ("Au Eq") per tonne and an Inferred Resource of 645,000 ounces at 0.70 grams of Au Eq per tonne.

Amisk Gold Project Consolidated Mineral Resource Statement*
Resource Class	Quantity	Grade (g/tonne)			Contained Ounces (000's)
	(000's tonnes)	Au	Ag	Au Eq	Au	Ag	Au Eq

Indicated	30,150	0.85	6.17	0.95	827	5,978	921
Inferred	28,653	0.64	4.01	0.70	589	3,692	645

* Reported at a cut-off of 0.40 grams of Au Eq per tonne using a price of U.S. $1,100 per ounce of gold and U.S. $16 per ounce of silver inside a conceptual pit shell optimized using metallurgical and process recovery of 87 percent, overall ore mining and processing costs of U.S. $15 per tonne and overall pit slope of 50 degrees.  All figures are rounded to reflect the relative accuracy of the estimates.  Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. Brian Skanderbeg, P.Geo., is the Qualified Person for Claude Resources for the Amisk Gold Project.

The mineral resources for the Amisk Gold Project are sensitive to the selection of cut-off grade. The table below presents the quantity and grade estimates at a range of cut-off grades inside the conceptual pit shell considered for reporting the Mineral Resource Statement. A cut-off value of 0.4 grams of gold equivalent per tonne was selected based on optimization results and benchmarking against similar deposits.

Global Block Model Quantity and Grade Estimates, Amisk Lake Gold Project at Various Cut-off Grades
Grade	Indicated			Inferred
Au Eq (gpt)	Quantity (tonnes)	Au Eq (gpt)	Ounces Au Eq	Quantity (tonnes)	Au Eq (gpt)	Ounces Au Eq
0.40	30,150,090	0.95	920,881	28,653,135	0.70	644,854
0.60	18,322,858	1.25	736,367	13,665,490	0.94	412,994
0.80	11,418,785	1.58	580,054	6,659,786	1.20	256,941
1.00	7,606,617	1.93	471,998	3,589,543	1.48	170,802
Note: The reader is cautioned that the figures in this table should not be misconstrued with a Mineral Resource Statement. The figures are only presented to show the sensitivity of the block model estimates to the selection of cut-off grade.

2015 Annual Management's Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)

Business Risks

The profitability and operating cash flow of the Company is dependent on several factors: the quantity of gold produced, related gold prices, foreign exchange, operating costs, capital expenditures, exploration levels and environmental, health and safety regulations.  These and other risk factors listed below relate to the mining industry in general while others are specific to Claude.  A complete list of risk factors is contained within the Company's Annual Information Form.  Whenever possible, the Company seeks to mitigate these risk factors.

Persistent Low Gold Prices Could Cause Mine Operations to be Suspended or Shutdown and Negatively Affect the Company's Profitability, Cash Flow and Ability to Operate as a Going Concern

The economics of developing gold and other metal properties are affected by many factors including the cost of operations, variations in the grade of ore mined and the price of gold or other metals.  Depending on the price of gold, the Company may determine that it is impractical to commence or continue commercial production.  The price of gold has fluctuated in recent years.  During the year ended December 31, 2015, the market price per ounce for gold ranged from a low of U.S. $1,049 to a high of U.S. $1,296 with an average price of U.S. $1,160.

Any significant drop in the price of gold adversely impacts the Company's revenues, profitability and cash flows.  Also, sustained low gold prices can:

1.	Reduce production revenues as a result of cutbacks caused by the cessation of mining operations involving deposits or portions of deposits that have become uneconomic at the prevailing price of gold;
2.	Cause the cessation or deferral of new mining projects;
3.	Decrease the amount of capital available for exploration activities;
4.	Reduce existing reserves by removing ore from reserves that cannot be economically mined at prevailing prices; or,
5.	Cause the write-off of an asset whose value is impaired by the low price of gold.

Gold prices may fluctuate widely and are affected by numerous industry factors, such as demand for precious metals, forward selling by producers and central bank sales and purchases of gold. Moreover, gold prices are also affected by macro-economic factors such as expectations for inflation, interest rates, currency exchange rates and global or regional political and economic situations.  The current demand for and supply of gold affects gold prices, but not necessarily in the same manner as current demand and supply affects the price of other commodities.  The potential supply of gold consists of new mine production plus existing stocks of bullion and fabricated gold held by governments, financial institutions, industrial organizations and individuals. If gold prices remain at low market levels for a sustained period, the Company could determine that it is not economically feasible to continue mining operations or exploration activities.

There can be no assurance that the price of gold will remain stable or that such price will be at a level that will prove feasible to begin development of its properties, or commence or, if commenced, continue commercial production.

Fluctuations in the U.S. Dollar versus Canadian Dollar Exchange Rate Could Negatively Impact Operating Results

The price of gold is denominated in U.S. dollars and, accordingly, the Company's proceeds from gold sales will be denominated and received in U.S. dollars.  As a result, fluctuations in the U.S. dollar against the Canadian dollar could result in unanticipated fluctuations in the Company's financial results, which are reported in Canadian dollars.  During the year ended December 31, 2015, the CDN$/US$ exchange rate ranged from a low of $1.1749 to a high of $1.3965 with an average of $1.2785.

2015 Annual Management's Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)

The Company is Involved in the Resource Industry which has Certain Inherent Exploration and Operating Risks

The exploration for and development of mineral deposits involves significant risks, which even the combination of careful evaluation, experience and knowledge may not eliminate. It is impossible to guarantee that current or future exploration programs on existing mineral properties will establish reserves.

The level of profitability of the Company in future years will depend mainly on gold prices, the cost of production at the Seabee Operation and whether any of the Company's exploration stage properties can be brought into production. Whether an ore body will continue to be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices, which cannot be predicted and which have been highly volatile in the past, mining costs, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, environmental protection and reclamation and closure obligations.  The effect of these factors cannot be accurately predicted, but the combination of these factors may cause a mineral deposit that has been mined profitably in the past, such as the Seabee Operation, to become unprofitable.  The Company is subject to the risks normally encountered in the mining industry, such as unusual or unexpected geological formations, cave-ins or flooding.  The Company may become subject to liability for contamination, cave-ins or other hazards against which it cannot insure or against which it may elect not to insure.

The development of gold and other mineral properties is affected by many factors, including the cost of operations, variations in the grade of ore, fluctuations in commodity markets, costs of processing equipment and other factors such as government regulations, including regulations relating to royalties, fluctuations in the U.S. dollar versus Canadian dollar exchange rate, allowable production, importing and exporting of minerals and environmental protection.

Aboriginal Rights, Title Claims and the Duty to Consult may Delay Projects

Exploration, development and mining activities at the Company's Saskatchewan properties may affect established or potential treaty or Aboriginal rights, title or other claims held by Aboriginal groups, in these circumstances, First Nation and Métis, with related duty to consult issues.  The Company is committed to effectively managing any impacts to such rights, title and claims and any resulting consultation requirements that may arise.  However, there is no assurance that the Company will not face material adverse consequences because of the legal and factual uncertainties associated with these issues.

Failure to Effectively Manage the Company's Tailings Facilities could Negatively Impact Gold Production

The Company's Seabee Mill produces tailings.  Managing these tailings is integral to gold production.  The Seabee Operation's East Lake and Triangle Lake tailings management facilities have the capacity to store tailings from milling ore from the Seabee Mill until approximately 2020. The Company is currently in the process of planning tailings capacity expansion beyond 2020.  This will support the extension of Seabee's mine life and provide additional tailings capacity to process ore from the Santoy Mine Complex.  If the Company does not receive regulatory approval for new or expanded tailings facilities, gold production could be constrained.

Uncertainty of Production, and Uncertainty of Production and Operational Cost Estimates can Negatively Impact Earnings and Cash Flow

The Company's gold production may fall below estimated levels as a result of mining accidents such as cave-ins, rock falls, rock bursts or as a result of other operational difficulties.  In addition, production may be unexpectedly reduced if, during the course of mining, mineral grades are lower than expected, the physical or metallurgical characteristics of the minerals are less amenable than expected to mining or treatment, or dilution increases.  Accordingly, there can be no assurance that the Company will achieve current or future production estimates.

2015 Annual Management's Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)

Claude prepares estimates of future production, cash costs and capital costs of production for its Seabee Gold Operation.  No assurance can be given that such estimates will be achieved.  Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on Claude's future cash flows, profitability, results of operations and financial condition.

Claude's  actual production and costs may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; revisions to mine plans; unusual or unexpected orebody formations; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability and floods; and unexpected labor shortages. Costs of production may also be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labor costs, the cost of commodities, general inflationary pressures and currency exchange rates.

Fluctuations in External Factors Affecting Costs

The Company's production costs are dependent on a number of factors, including refining charges, and the cost of inputs used in mining operations, including, but not limited to, equipment, labour (including contractors), petroleum, chemical reagents, tires and power.  All of these factors are beyond the Company's control.  If the Company's total production costs per ounce of gold rise above the market price of gold and remain so for any sustained period, the Company may experience losses and may curtail or suspend some or all of its exploration, development and mining activities.
In Certain Circumstances, the Company's Reputation Could be Damaged

Damage to the Company's reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity (for example, with respect to the Company's handling of environmental matters or the Company's dealings with community groups), whether true or not.  The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views in regards to Claude and its activities, whether true or not. Although the Company believes that it operates in a manner that is respectful to all stakeholders and that it takes care in protecting its image and reputation, Claude does not ultimately have direct control over how it is perceived by others. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to the Corporation's overall ability to advance its projects, thereby having a material adverse impact on financial performance, financial condition, cash flows and growth prospects.

Current Global Financial Condition

Market events and conditions, including the disruptions in the international credit markets and other financial systems, the deterioration of global economic conditions in 2008 and 2009 and, more recently, in Europe, along with political instability in the Middle East and budget deficits and debt levels in the United States, have caused significant volatility to commodity prices. These conditions have also caused a loss of confidence in the broader United States, European and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening credit spreads, less price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. These events are illustrative of the effect that events beyond Claude's control may have on commodity prices, demand for metals, including gold and silver, and general financial market liquidity, all of which may affect the Company's business.

2015 Annual Management's Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)

Claude is also exposed to liquidity and various counterparty risks including, but not limited to: (i) financial institutions that hold Claude's cash and cash equivalents; (ii) companies that have payables to Claude, including bullion brokers; (iii) Claude's insurance providers; (iv) Claude's lenders; (v) Claude's other banking counterparties; and (vi) companies that have received deposits from Claude for the future delivery of equipment and or other operational inputs. Claude is also exposed to liquidity risks in meeting its capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of Claude to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to Claude. Furthermore, repercussions from the 2008-2009 economic crisis continue to be felt, as reflected in increased levels of volatility and market turmoil. As a result of this uncertainty, Claude's planned growth could either be adversely or positively impacted and the trading price of Claude's securities could either be adversely or positively affected.

Climate Change Risks as well as Extreme and Persistent Weather Conditions

Claude acknowledges climate change as an international and community concern and it supports and endorses various initiatives for voluntary actions consistent with international initiatives on climate change. However, in addition to voluntary actions, governments are moving to introduce climate change legislation and treaties at the international, national, provincial and local levels. Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, Claude expects that this could result in increased costs.

In addition, the physical risks of climate change may also have an adverse effect on Claude. These risks include the following:
Extreme weather events: Extreme weather events (such as increased frequency or intensity of rain, increased snow pack, warmer winter) have the potential to disrupt operations at the Company's Seabee Gold Operation.  Where appropriate, the Company has developed emergency plans for managing extreme weather conditions, however, extended disruptions to supply lines could result in interruption to production.

Resource shortages: Claude's facilities depend on regular supplies of consumables (diesel, tires, sodium cyanide, etc.) and reagents to operate efficiently.  In the event that the effects of climate change or extreme weather events cause prolonged disruption to the delivery of essential commodities, then Claude's production efficiency may be reduced.

The Company's mining and exploration properties are all located in Saskatchewan. Access to these properties and the ability to conduct work on them can be affected by adverse weather conditions. Adverse weather conditions can also increase the costs of both access and work on the Company's properties.

Although Claude makes efforts to mitigate the physical risks of climate change by ensuring that extreme weather conditions are included in emergency response plans as required, there can be no assurance that these efforts will be effective and that the physical risks of climate change will not have an adverse effect on Claude's operations and therefore profitability.

Industry Competition may Hinder Corporate Growth

The Company's business is intensely competitive, and the Company competes with other mining companies, some of which have greater resources and experience. Competition in the precious metals mining industry is primarily for mineral rich properties which can be developed and produced economically; the technical expertise to find, develop, and produce such properties; the labour to operate the properties; and, the capital for the purpose of financing development of such properties.  Many competitors not only explore for and mine precious metals, but also conduct refining and marketing operations on a worldwide basis and some of these companies have much greater financial and technical resources than the Company.  Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties.  The Company's inability to compete with other mining companies could have a material adverse effect on the Company's results of operations and its business.

2015 Annual Management's Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)

Unfavourable Government Regulatory Changes May Cause Cessation of Mining Operations and Exploration Activities

The Company's exploration activities and mining operations are affected to varying degrees by government regulations relating to mining operations, the acquisition of land, pollution control and environmental protection, safety, production and expropriation of property.  Changes in these regulations or in their application are beyond the control of the Company and may adversely affect its operations, business and results of operations.  Failure to comply with the conditions set out in any permit or failure to comply with the applicable statutes and regulations may result in orders to cease or curtail operations or to install additional equipment.  The Company may be required to compensate those suffering loss or damage by reason of its operating or exploration activities.

Currently, all of the Company's properties are subject to the federal laws of Canada and, depending upon the location of the Company's properties, may be subject to the provincial laws of Saskatchewan as well as local municipal laws.  Mineral exploration and mining may be affected in varying degrees by government regulations relating to the mining industry.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business.

Operations may be affected in varying degrees by government regulations with respect to price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental and mine safety legislation.

Changes to Safety, Health and Environmental Regulations Could Have a Material Adverse Effect on Future Operations

Safety, health and environmental legislation affects nearly all aspects of the Company's operations including exploration, mine development, working conditions, waste disposal, emission controls and protection of endangered and protected species.  Compliance with safety, health and environmental legislation can require significant expenditures and failure to comply with such safety, health and environmental legislation may result in the imposition of fines and penalties, the temporary or permanent suspension of operations, clean-up costs resulting from contaminated properties, damages and the loss of important permits.  Exposure to these liabilities arises not only from the Company's existing operations, but from operations that have been closed or sold to third parties.  Generally, the Company is required to reclaim properties after mining is completed and specific requirements vary among jurisdictions.  The Company is required to provide financial assurances as security for reclamation costs, which may exceed the Company's estimates for such costs.  The Company could also be held liable for worker exposure to hazardous substances and for accidents causing injury or death.  There can be no assurances that the Company will at all times be in compliance with all safety, health and environmental regulations or that steps to achieve compliance would not materially adversely affect the Company's business.

Safety, health and environmental laws and regulations are evolving in all jurisdictions where the Company has activities.  The Company is not able to determine the specific impact that future changes in safety, health and environmental laws and regulations may have on its operations and activities, and its resulting financial position; however, the Company anticipates that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent safety, health and environmental regulation.  For example, emissions standards are poised to become increasingly stringent.  Further changes in safety, health and environmental laws, new information on existing safety, health and environmental conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits, may require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on the Company.

Environmental and regulatory review is a long and complex process that can delay the opening, modification or expansion of a mine, extend decommissioning at a closed mine, or restrict areas where exploration activities may take place.

2015 Annual Management's Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)

Decommissioning and Reclamation Obligations May Constrain Production

Environmental regulators are demanding more and more financial assurances so that the parties involved, and not the government, bear the costs of decommissioning and reclaiming sites. Decommissioning plans have been filed for the Seabee Property.  These plans are reviewed, as necessary, or at the time of an amendment or renewal of an operating license. Regulators may conduct a further review of the detailed decommissioning plans, and this can lead to additional requirements, costs and financial assurances.  It is not possible to predict what level of decommissioning and reclamation and financial assurances regulators may require in the future.

As filed with the Government of Saskatchewan's Ministry of Environment, the Company estimated in its Mine Closure Plan the closure costs at the cessation of mining at its Seabee Mine at $6.3 million.  Actual costs of completing the reclamation of the mine site may be higher than those estimated. The Company has a surety bond in place to satisfy the decommissioning obligations.

Imprecise Ore Reserves and Ore Grade Estimates may Negatively Impact Gold Production and Operating Profitability

Although the Company has assessed the Mineral Reserve and Mineral Resource estimates contained in this document and believes that the methods used to estimate such Mineral Reserves and Mineral Resources are appropriate, such figures are estimates. Estimates of Mineral Reserves and Mineral Resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable.  Furthermore, the indicated level of recovery of gold may not be realized. Market price fluctuations of gold may render reserves and deposits containing relatively lower grades of mineralization uneconomic.  Moreover, short-term operating factors relating to Mineral Reserves, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations to be unprofitable in any particular period. Until Mineral Reserves or Mineral Resources are actually mined and processed, Mineral Reserve and Mineral Resource grades must be considered as estimates only.

Inability to Raise Required Funding Could Cause Deferral of Projects and/or Dilution of Property Interests

The Company's ability to continue its production, exploration and development activities depends in part on its ability to generate revenues from its operations or to obtain financing through joint ventures, debt financing, equity financing, and production sharing arrangements or other means.

The failure of the Company to meet its ongoing obligations on a timely basis could result in the loss or substantial dilution of its interest (as existing or as proposed to be acquired) in its properties and materially impact the Company's business and financial condition.   At current gold prices and forecast production, Management believes operating cash flows, the Company's cash on hand will be sufficient to fund the Q1 2016 winter road resupply and 2016 operations.

Potential Shareholder Dilution Could Impact Share Price and New Equity Issues

As of December 31, 2015, there were stock options outstanding to purchase 8,953,803 common shares.  The common shares issuable under these options, if fully exercised, would constitute approximately 4.4 percent of the Company's resulting share capital. The exercise of such options and the subsequent resale of such shares in the public market could adversely affect the prevailing share market price and the Company's ability to raise equity capital in the future at a time and price which it deems appropriate.  The Company may also enter into commitments in the future which would require the issuance of additional common shares and the Company may grant additional share purchase warrants and stock options.  Any share issuances from the Company's treasury could result in immediate dilution to existing shareholders.

2015 Annual Management's Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)

Impairment of Assets may Impact Operational Performance

In accordance with IFRS, the Company capitalizes certain expenditures relating to its mineral projects. From time to time the carrying amounts of mining properties and plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable.  If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount.  Such review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, and then the review is undertaken at the cash generating unit level.

Events that could, in some circumstances, lead to an impairment include, but are not limited to, changes to gold price or cost assumptions, changes to Mineral Reserve or Mineral Resource grades or the Company's market capitalization being less than the carrying amounts of its mining properties and plant and equipment.

The assessment requires the use of estimates and assumptions such as, but not limited to, long-term gold prices, foreign exchange rates, discount rates, future capital requirements, Mineral Reserve and Mineral Resource estimates, operating performance as well as the definition of cash generating units.  It is possible that the actual fair value could be significantly different from those assumptions, and changes in the assumptions will affect the recoverable amount.  In the absence of any mitigating valuation factors, the Company's failure to achieve its valuation assumptions or a decline in the fair value of its cash generating units or other assets may, over time, result in impairment charges.

If the Company determines that an asset is impaired, the Company will charge against earnings any difference between the carrying amount of the assets and the estimated fair value less cost to sell those assets.  Any such charges could have a material adverse effect on the Company's results of operations.

Title to Company Properties could be Challenged with Potential Loss of Ownership

Acquisition of title to mineral properties is a very detailed and time-consuming process.  The Company believes it has investigated title to all of its mineral properties and has obtained title opinions with respect to its most significant properties. To the best of the Company's knowledge, titles to all such properties are in good standing. For the Seabee and Amisk properties, the Company has examined property search abstracts from the Saskatchewan Ministry of the Economy as well as made inquiries and reviewed lease files from the Ministry.  It has also received confirmation of title from Saskatchewan Environment.

The title to the Company's properties could be challenged or impugned.  The properties may have been acquired in error from parties who did not possess transferable title, may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

The Company May Not be Able to Hire Enough Skilled Employees to Support Operations

Many of the projects undertaken by the Company rely on the availability of skilled labour and the capital outlays required to employ such labour.  The Company employs full and part time employees, contractors and consultants to assist in executing operations and providing technical guidance.  In the event of a skilled labour shortage, various projects of the Company may not become operational due to increased capital outlays associated with labour.  Further, a skilled labour shortage could result in operational issues such as production shortfalls and higher mining costs.

Information Systems Security Threats

The Company has entered into agreements with third parties for hardware, software, telecommunications and other information technology ("IT") services in connection with its operations.  Claude's operations depend, in part, on how well the Company and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, computer viruses, vandalism and theft.  The Company's operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company's reputation and results of operations.

2015 Annual Management's Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)

The Company has not experienced any material losses to date relating to cyber attacks or other information security breaches, there can be no assurance that Claude will not incur such losses in the future. The Company's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats.  As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority.  As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Uninsured Risks could Negatively Impact Profitability

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fire and flooding and earthquakes may occur.  It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increased costs and a decline in the value of the securities of the Company.

Due to the Company's Canadian Jurisdiction, Investors may be Deterred from Trading Company Stock as it may be Difficult for United States ("U.S.") Investors to Effect Service of Process Against the Company

The Company is incorporated under the laws of Canada.  All of the Company's directors and officers are residents of Canada and all of the Company's assets and its subsidiaries are located in Canada.  Consequently, it may be difficult for United States investors to affect service of process in the United States upon the Company's directors or officers or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended.  A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Limitations under Credit Facilities

The Company's secured credit facilities may limit, among other things, the Company's ability to permit the creation of certain liens, make investments or dispose of the Company's material assets.  In addition, these credit facilities may limit the Company's ability to incur additional indebtedness and requires the Company to maintain specified financial ratios and meet financial condition covenants.  Events beyond the Company's control, including changes in general economic and business conditions, may affect the Company's ability to satisfy these covenants, which could result in a default under the credit facilities. If an event of default under the credit facility occurs, the lender could elect to declare all principal amounts outstanding thereunder at such time, together with accrued interest, to be immediately due.  In such an event, the Company may not have sufficient funds to repay amounts owing under the facility.

2015 Annual Management's Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)

Use of Derivatives

Claude currently hedges a portion of future gold sales to manage price exposure to fluctuations in that base metal. Claude also hedges its propane fuel price exposure and to manage adverse price movements impacting costs specific to fuel prices.

Claude uses certain derivative products to manage the risks associated with gold price volatility and with changes in other commodity input prices (including energy prices).  The use of derivative instruments involves certain inherent risks including: (i) credit risk - the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with Claude or adversely affect the financial and other terms the counterparty is able to offer Claude; (ii) market liquidity risk – the risk that Claude has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and (iii) unrealized mark-to-market risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities or currencies will result in Claude incurring an unrealized mark-to-market loss in respect of such derivative products.

There is no assurance that a hedging program designed to reduce the price risk associated with fluctuations in base metals, propane fuel prices will be successful. Although hedging may protect Claude from an adverse price change, it may also prevent Claude from benefiting fully from a positive price change.

The Company is Subject to Evolving Corporate Governance and Public Disclosure Regulations that have Increased the Cost of Compliance and the Risk of Non-compliance

The Company is subject to changing rules and regulations promulgated by a number of Canadian and United States governmental and self-regulating organizations, including the Canadian Securities Administrators, the Toronto Stock Exchange, the SEC and the International Accounting Standards Board.  These rules and regulations continue to evolve in scope and complexity making compliance more difficult and uncertain.  Efforts to comply with new regulations have resulted, and are likely to continue to result in, increased general and administrative expenses and a diversion of Management time and attention from revenue-generating activities to compliance activities.

Internal Controls Provide No Absolute Assurances as to Reliability of Financial Reporting

The Company has invested resources to document and assess its system of internal controls over financial reporting and it is continuing its evaluation of such internal controls.  Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported.  A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.

The Company is required to satisfy the requirement of Section 404 of the U.S. Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), which requires an annual assessment by management of the effectiveness of the Company's internal control over financial reporting.

If the Company fails to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time, the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act.  The Company's failure to satisfy the requirement of Section 404 of the Sarbanes-Oxley Act on an ongoing, timely basis could result in the loss of investor confidence in the reality of its financial statements, which in turn could harm the Company's business and negatively impact the trading price of its common shares.  In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company's operating results or cause it to fail to meet its reporting obligations.

2015 Annual Management's Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)

Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404 of the Sarbanes-Oxley Act.

The Company is Subject to Certain Legal Proceedings and May be Subject to Additional Litigation in the Future

All industries, including the mining industry, are subject to legal claims, with and without merit.  Defense and settlement costs can be substantial, even with respect to claims that have no merit.  Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceeding will not have a material adverse effect on the Company's financial position or results of operations.

Conflicts of Interest

Certain of the directors of the Company are also directors and officers of other companies engaged in mineral exploration and development and mineral property acquisitions.  As such, situations may arise where such directors are in a conflict of interest with the Company.  Any decision made by any of these directors and officers involving Claude will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Claude and its shareholders.   In addition, the Company will resolve any actual conflicts of interest if and when the same arise in accordance with the Company's Code of Ethics Policy.

Common Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and two classes of unlimited preferred shares issuable in series.  At December 31, 2015, there were 195,276,705 common shares outstanding (December 31, 2014 – 188,155,978 common shares).

During 2015, the Company issued 6,105,093 common shares pursuant to the Company's ESPP (2014 - 7,799,148 common shares), 807,441 common shares pursuant to the Company's Stock Option Plan (2014 – nil) and a total of 208,193 common shares pursuant to the repurchase of two joint ventures on the Seabee Property.  At March 29, 2016, there were 197,671,447 common shares of the Company issued and outstanding.

Stock Options, Deferred Share Units and Restricted Share Units

For further discussion of the Company's share-based payments, please refer to the Company's December 31, 2015 audited consolidated financial statements and notes thereto, available at www.sedar.com and www.sec.gov.

Stock Options

At December 31, 2015, there were 9.0 million stock options outstanding with exercise prices ranging from $0.17 to $2.38 per share and expiration dates ranging from January 1, 2016 to November 24, 2022.  This compares to 8.5 million stock options outstanding at December 31, 2014 ranging from $0.17 to $2.38 per share.  Subsequent to December 31, 2015, in conjunction with the proposed acquisition of Claude by Silver Standard, Claude's Board of Directors approved a resolution that accelerated the vesting of all unvested stock options, making them fully exercisable by the holders.

2015 Annual Management's Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)

Deferred Share Units

During 2015, the Company granted 652,266 DSUs to participating Directors and settled 2,247,996 DSUs (2014 – 3,043,481 DSUs granted, 1,320,582 DSUs settled).  At December 31, 2015, total DSUs held by participating Directors was 1,707,255 (December 31, 2014 – 3,302,985). For DSUs, the Company records compensation expense with an offsetting credit to accounts payable to reflect the estimated fair value of DSUs granted to participants.

Restricted Share Units

During 2015, 466,520 RSUs were granted to eligible participants and 259,421 RSUs were settled in accordance with plan details (2014 – 1,058,696 RSUs granted, 280,435 RSUs settled).  At December 31, 2015, total RSUs held by participants was 985,360 (December 31, 2014 – 778,261).   For RSUs, the Company records compensation expense with an offsetting credit to accounts payable to reflect the estimated fair value of RSUs granted to participants.

Non-IFRS Financial Measures and Reconciliations

The Company utilizes non-IFRS financial measures as supplemental indicators of operating performance and financial position.  These non-IFRS financial measures are used internally by the Company for comparing actual results from one period to another.  The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow.  Accordingly, such information is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Adjusted Net Earnings

Adjusted net earnings is a measure that does not have a standardized meaning or a consistent basis of calculation under IFRS (non-IFRS measure).  The Company uses this measure (which represents the Company's net earnings (loss) calculated under IFRS adjusted for deferred income recovery), in addition to conventional measures prepared in accordance with IFRS, as a more meaningful way to compare the Company's financial performance from period to period. Furthermore, Management believes that certain investors and other stakeholders use this information to evaluate the Company's performance.

Adjusted net earnings is non-standard supplemental information and should not be considered in isolation or as a substitute for financial information prepared according to accounting standards. Other companies may calculate this measure differently, so you may not be able to make a direct comparison to similar measures presented by other companies.  Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies.

The table below reconciles adjusted net (loss) earnings with the Company's net (loss) earnings, as determined under IFRS.

Adjusted Net Earnings	Twelve Months Ended Dec 31
	2015	2014	Change

Net earnings	$32,335	$4,552	610%
Less:
Deferred income tax (recovery)	(4,437)	-	-
Adjusted Net earnings	27,898	4,552	513%
Weighted average shares outstanding (basic)	194,392	186,645
Weighted average shares outstanding (diluted)	195,516	186,877
Adjusted Net earnings per share (basic and diluted)	$0.14	$0.02	600%

Cash Cost Per Ounce

The Company reports its cash costs on a per-ounce basis, based on uniform standards developed by the Gold Institute, an independent researcher and evaluator of the gold market and gold industry. Management uses this measure because it has been used in the past and Management and certain stakeholders use it to analyze the Company's historical and future performance, and its ability to generate cash flow in future periods. Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies, should these companies not follow World Gold Council.

2015 Annual Management's Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)

All-In Sustaining Cost Per Ounce

All-in sustaining costs ("AISC") and AISC cost per ounce are Non-IFRS measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company's definition conforms to the definition of AISC as set out by the World Gold Council, which became effective January 1, 2014.  The Company defines AISC as the sum of production costs, sustaining capital (capital required to maintain current operations at existing levels), corporate general and administrative expenses, exploration expenses and reclamation cost accretion related to current operations. AISC exclude expansion capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and income taxes. The costs included in the calculation of AISC are divided by gold ounces sold; U.S.$ AISC per ounce sold are translated to Canadian dollars using the average Bank of Canada CDN$/U.S.$ exchange rate.

AISC and AISC per ounce of gold sold are reconciled to the amounts included in the Consolidated Statements Income as follows:

	Three Months Ended Dec 31			Twelve Months Ended Dec 31
	2015	2014	Change	2015	2014	Change

Production cost	$11,602	$14,968	(22%)	$45,424	$50,211	(10%)
Production royalty	835	570	46%	3,422	2,264	51%
Cash costs of gold sold	$12,437	$15,538	(20%)	$48,846	$52,475	(7%)
Smelting, refining, freight	49	56	(13%)	207	228	(9%)
By-product credits	(14)	(11)	27%	(58)	(74)	(22%)
General and administrative	2,035	2,039	-	8,023	7,240	11%
Accretion	24	34	(29%)	101	148	(32%)
Development	5,044	4,525	11%	17,370	16,978	2%
Property, plant and equipment	564	1,648	(66%)	6,284	4,999	26%
Exploration	66	32	106%	830	233	256%
All-in sustaining costs	$20,205	$23,861	(15%)	$81,603	$82,227	(1%)

Divided by ounces sold	18,311	16,639	10%	72,699	62,772	16%
Total cash cost per ounce	$679	$934	(27%)	$672	$836	(20%)
AISC per ounce	$1,103	$1,434	(23%)	$1,122	$1,310	(14%)
CDN$ Exchange rate	1.3351	1.1362	18%	1.2788	1.1048	16%
Total cash cost per ounce (U.S.$)	$509	$822	(38%)	$525	$757	(31%)
AISC (U.S.$)	$826	$1,262	(35%)	$878	$1,186	(26%)

Other Financial Measures and Reconciliations

Cash Flow from Operations before Net Changes in Non-Cash Operating Working Capital

The Company uses Cash Flow from operations before net changes in non-cash operating working capital as a supplemental measure of its financial performance.  The Company uses this measure to analyze the cash generated by its operations. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.  Investors are cautioned these may not be comparable to similarly titled measures of other companies.

2015 Annual Management's Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)

Calculation of Cash Flow from Operations before Net Changes in Non-Cash Operating Working Capital
	Three Months Ended Dec 31			Twelve Months Ended Dec 31
	2015	2014	Change	2015	2014	Change

Net earnings	$11,306	$(516)	2,744%	$32,335	$4,552	662%
Adjustments for non-cash items:
Depreciation and depletion	5,535	5,124	8%	19,025	21,965	(13%)
Finance expense	99	115	7%	1,195	1,291	(6%)
Finance and other income	(266)	(428)	(38%)	(1,013)	(1,261)	(20%)
Loss on sale of assets	-	-	-	-	642	-
Loss (gain) on short-term investments	165	-	-	590	(1,317)	(145%)
Stock-based compensation	293	230	(22%)	1,310	668	79%
Deferred income tax recovery	(4,437)	-	-	(4,437)	-	-
	$12,695	$4,525	172%	$49,005	$26,540	83%
Weighted average shares outstanding (basic)	195,091	188,156		194,392	186,645
Weighted average shares outstanding (diluted)	196,598	188,480		195,516	186,877
Per share cash flows from operating activities (basic and diluted)	$0.07	$0.02	200%	$0.25	$0.14	79%

Reconciliation Principal Balance Owing on Debt and Calculation of Net Debt

Pursuant to Company accounting policy, closing costs associated with the Company's long-term debt are netted against the face value of the debt, thereby reducing the carrying value of the Term loan on the Statement of Financial Position.  These costs are amortized using the effective interest rate method over the life of the debt facility.  A reconciliation of the amortized cost of the Company's Term loan versus the principal balance owing, and a reconciliation of net debt, is outlined below.

Principal Balance of Debt and Net Debt
December 31	2015	2014

Term loan (amortized cost)	$18,511	$21,581
Add: Remaining closing costs to be amortized	539	1,019
Debt (principal balance owing)	$19,050	$22,600

Less: Cash and cash equivalents	37,010	11,172
Net debt	$(17,960)	$11,428

Disclosure Controls and Internal Controls over Financial Reporting

Disclosure Controls and Procedures

As at December 31, 2015, we evaluated our disclosure controls and procedures as defined in the rules of the U.S. Securities and Exchange Commission ("SEC") and the Canadian Securities Administrators.  This evaluation was carried out under the supervision and with the participation of Management, including the President and Chief Executive Officer and the Chief Financial Officer.  Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate Internal Control Over Financial Reporting ("ICFR").  ICFR, no matter how well designed, has inherent limitations and can only provide reasonable assurance with respect to the preparation and fair presentation of published financial statements.  Under the supervision and with the participation of the President and Chief Executive Officer and the Chief Financial Officer, management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").  Based on this evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that internal control over financial reporting was effective as at December 31, 2015.

2015 Annual Management's Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)

Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2015, there have been no significant changes made to the Company's internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Limitations of Controls and Procedures

The Company's Management, including the President and Chief Executive Officer and Vice President and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Cautionary Note to U.S. Investors Concerning Resource Estimates

Resource Estimates

The resource estimates in this Management's Discussion and Analysis were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the SEC. In this Management's Discussion and Analysis, the Company uses certain terms such as "measured", "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under U.S. standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. U.S. investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves". Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and U.S. investors should not assume that "inferred resources" exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

Compliance with Canadian Securities Regulations

This annual report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended ("Exchange Act"), as promulgated by the SEC.

U.S. investors are urged to consider the disclosure in our Annual Report on Form 40-F, File No. 001-31956, filed with the SEC under the Exchange Act, which may be obtained from the Company (without cost) or from the SEC's Web site: http://sec.gov/edgar.shtml.

2015 Annual Management's Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)

Caution Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as "forward-looking statements").  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes", or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  actual results of current exploration activities; environmental risks; future prices of gold; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; and other risks and uncertainties, including but not limited to those discussed in the section entitled "Business Risk" in this MD&A.  These risks and uncertainties are not, and should not be construed as being, exhaustive.

Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements in this MD&A are made as of the date of this MD&A, being March 29, 2016 and, accordingly, are subject to change after such date.  Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.
The forward-looking statements contained in this Management's Discussion and Analysis are expressly qualified by these cautionary statements.

Additional Information

Additional information related to the Company, including its Annual Information Form (Form 40-F in the U.S.), is available on Canadian (www.sedar.com) and U.S. (www.sec.gov) securities regulatory authorities' websites.  Certain documents are also available on the Company's website at www.clauderesources.com.